

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2012

<u>Via E-mail</u>
Robert Gale
Principal Accounting Officer
Virgin Media Inc.
909 Third Avenue, Suite 2863
New York, NY 10022

> **Re:** **Virgin Media Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 21, 2012**
> **File No. 000-50886**

Dear Mr. Gale:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Definitive Proxy Statement Incorporated by Reference Into Part III</u>

<u>Compensation Discussion And Analysis, page 32</u>

<u>Key changes to the compensation of our named executive officers, page 36</u>

1. The disclosure on page 36 indicates that Mr. Barron vested in 65,805 shares of restricted stock based on satisfaction of certain performance conditions. Where performance conditions are a material component of the vesting of stock awards to your named executive officers and where disclosure of performance targets would not result in competitive harm as contemplated under Instruction 4 to Item 402(b) of Regulation S-K, disclose the material performance targets and the performance relative thereto. It should be clear how and why the compensation committee came to its decision regarding the vesting of the restricted stock. If the performance conditions were based on performance

measures the achievement of which was based on the subjective judgment of the compensation committee, then so state and explain how the compensation committee considered each performance condition and the named executive officer's performance in reaching its decision regarding vesting. Please advise.

Annual Bonus, page 38

2. In a letter dated July 13, 2010 you specifically committed to disclose performance targets under the Annual Bonus Plan to the extent that they play a material role in your compensation policies. We note that Blended Net Promoter Score and, with respect to Mr. Buttery, individual performance objectives appear to have played a material role in determining compensation earned under the 2011 Annual Bonus Plan, but that the respective performance targets are not disclosed. Furthermore, you did not disclose the minimum or maximum targets for the performance objective you do disclose. Please disclose all material Annual Bonus Plan targets and the related performance going forward.

3. In addition, please further clarify how bonus awards are calculated under your Annual Bonus Plan. For example, you disclose on page 40 the achievement of each operational performance measure based upon the on-target payout. However, you do not explain how the compensation committee applied the achievement of each operational measure to arrive at the operational scorecard of 94% of on-target payout for each named executive officer. In this regard, while you state on page 39 that percentage payouts increase on a linear basis between the minimum target and on-target requirement and the on-target requirement and the maximum target, this information cannot be applied to actual results without knowing the minimum and maximum targets. Please revise your future filings to further explain the application of actual achievement of each measure to arrive at the final payout percentage, disclosing the final payout percentage awarded to each named executive officer. Please provide us with a sample calculation. We encourage you to use additional tables to illustrate how the awards were calculated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Dean Suehiro, Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Kathleen Krebs, Special Counsel, at 202-551-3350 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director